January 29, 2025

Todd Feinstein
Feinstein Law, P.C.
PIXIE DUST TECHNOLOGIES, INC.
1710 Doe Run Rd.
Sequim, WA 98382

       Re: PIXIE DUST TECHNOLOGIES, INC.
           Schedule 13E-3 filed January 15, 2025, as amended January 16, 28, and 29, 2025
           File No. 005-94140
Dear Todd Feinstein:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3 as amended
General

1. We note that the terms and conditions of the transaction are not included in the
       Schedule 13E-3 but are incorporated by reference to an exhibit. Please revise to include the terms and conditions in the Schedule 13E-3 or confirm that the
       Convocation Notice will be disseminated with the Schedule 13E-3.
2.     Please disclose why you are proposing to buy ordinary shares from BNY
Mellon
       instead of allowing security holders to retain those ordinary shares following the termination of the ADS program, and then offering to purchase directly from those shareholders.
3. Please tell us why the share purchase describe in proposal 2 of the Convocation
       Notice is not subject to Rule 13e-3.
Item 2. Subject Company Information, page 1

4. Please revise your disclosure to state the exact title and number of shares outstanding
 January 29, 2025
Page 2

       of the subject class of equity securities as of the most recent practicable date, as required by Item 1002(b) of Regulation M-A, and the information required by Item
       1002(c)-(f) of Regulation M-A.
Item 3. Identity and Background of Filing Persons, page 1

5. Please include the information required by Item 1003(c) of Regulation M-A in the
       Schedule 13E-3.
Item 5. Past Contacts, Transactions, Negotiations and Agreements., page 3

6. Please revise the "Background of the Transaction" section to explain who are Suzuyo and INCJ, and describe their roles. Also, describe the events surrounding the retention of Craig-Hallum. Finally, describe the events surrounding the preparation and delivery of the financial projections (referenced in Craig-Hallum's opinion).
Item 6. Purposes of the Transaction and Plans or Proposals, page 4

7. Please provide the disclosure required by Items 1006(b) and (c)(1)-(8) and 1013(c)
       (including its instructions) of Regulation M-A. Also disclose whether the shares to be purchased from BNY Mellon constitute all the shares held by BNY Mellon; if not, please describe how BNY Mellon intends to select which holders will receive a payment for their shares and whether holders who do not receive any such payment have any alternatives to cash out their investment.
8. Please provide a description of the reason that security holders whose shares are held by BNY Mellon have not been given the option to receive those shares and continue being investors in the company. To the extent any such holders are able to receive the shares, please describe in summary form the steps necessary to do so. We note the provisions of section 2.5 of the Deposit Agreement filed as exhibit (o) to this
       Schedule. Finally, describe whether the holders of securities deposited with BNY
       Mellon may, in accordance with the terms of the Deposit Agreement, instruct BNY
       Mellon of their preference with respect to the company's offer.
Item 7. Fairness of the Transaction , page 5

9. Given the absence of any disclosure about the market prices of your ADSs, please revise the bullet point headed "Market Prices" to provide a fuller discussion of this factor. Also, please describe the "independent valuation methodologies" used to determine the price of the current transaction. Finally, revise your disclosure to provide the disclosure required by Item 1014(d)-(f) of Regulation M-A and its instruction 2.
Item 8. Reports, Opinions, Appraisals and Certain Negotiations, page 5

10. Please revise this section to provide the disclosure required by Item 1015(b) of
       Regulation M-A. We note, in this respect, that the Craig-Hallum opinion refers to
       "...analyses, examinations, and inquired...as [it] considered necessary or appropriate in arriving at [its] opinion" but does not describe any such analyses, etc. Also, with a view toward the filing of exhibits, please tell us whether Craig-Hallum provided a presentation to the company. See Item 1016(c) of Regulation M-A. Finally, please disclose the financial projections provided to Craig-Hallum.
 January 29, 2025
Page 3

Item 10. Source and Amounts of Funds or Other Consideration, page 6

11. Please explain why your total consideration is estimated to be $1.2 million.
Item 11. Interest in Securities of the Subject Company., page 6

12.    Please provide the disclosure required by Item 1008 of Regulation M-A.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used, page 7

13. Please provide the disclosure required by Item 1009 of Regulation M-A, making sure to include Suzuyo if applicable.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Daniel Duchovny at 202-551-3619.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions